UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                          FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                                Commission File Number 333-12995

                                 ABC Family Worldwide, Inc.
                   (Exact Name of Registrant as specified in its charter)

     500 South Buena Vista Street, Burbank, California, 91521, (818) 560-1000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                9 1/4% Senior Notes due 2007;
                           10 1/4% Senior Discount Notes due 2007
                  (Title of each class of securities covered by this Form)

                                          None
            (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)     [      ]      Rule 12h-3(b)(1)(i)     [  x   ]
       Rule 12g-4(a)(1)(ii)    [      ]      Rule 12h-3(b)(1)(ii)    [      ]
       Rule 12g-4(a)(2)(i)     [      ]      Rule 12h-3(b)(2)(i)     [      ]
       Rule 12g-4(a)(2)(ii)    [      ]      Rule 12h-3(b)(2)(ii)    [      ]
                                             Rule 15d-6              [      ]


     Approximate number of holders of record as of the certification or notice date: None



     Pursuant to the requirements of the Securities Exchange Act of 1934, ABC Family Worldwide, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:     November 7, 2002      BY:     /s/ Thomas O. Staggs
                                        Thomas O. Staggs
                                        Chief Financial Officer

     Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.